Mail Stop 3-6

March 2, 2005




Michael J. Pudil, President & CEO
WSI Industries, Inc.
213 Chelsea RD
Monticello, Minnesota, 55362


Re:	WSI Industries, Inc.
	Form 10-K for the fiscal year ended August 29, 2004
	File No. 0-27892

Dear Mr. Pudil:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 29, 2004

Management`s Discussion & Analysis of Financial Condition and
Results
of Operations - Page 7

Results of Operations - Page 8

1. With respect to your discussion of the reasons for changes in revenues, please respond to the following comments:

(A) Please revise future filings to quantify the amount of revenues from each of your major markets. We note the disclosure on page 2. Please reconcile that disclosure with your disclosure on page 8.
(B) Please tell us and explain in future filings the significant reasons for the increase in sales to the recreational vehicle market.
(C) Supplementally and in future filings, please quantify, to the extent practicable, and discuss the reasons for all significant changes in revenues, including offsetting factors such as the decline in sales to the aerospace and avionics market over the past three years.
(D) Please tell us and disclose in future filings the significant components of your other revenue. That is, the revenue that is not derived from the recreational vehicle or aerospace and avionics markets. It appears that revenues from this group were 7%, 11%, and
15% of sales in 2004, 2003, and 2002. Tell us and disclose in future filings the significant reasons for the decline in this market.
(E) Please see Item 303 (A)(3) of Regulation S-K, SAB Topic 13.B and
Release 33-8350.

2. Discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset`s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in
MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

3. Please respond to the following comments regarding information on your Website:

(A) We note from your website that you enter into multi-year agreements with your customers that include design engineering and other services. Please tell us and disclose in the notes to your financial statements in future filings the significant terms of these agreements. Supplementally explain how you consider these terms in your recognition of revenues and expenses under these agreements.
(B) Please tell us and disclose in future filings the nature of the new recreational vehicle market program that may result in a 20% increase in sales.



Controls and Procedures - Page 11

4. We note your statement that your chief executive officer and your chief financial officer have concluded the controls and procedures "are effective in ensuring that material information related to the
Company is made known to them by others within the company." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.
Please
revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please similarly revise your November 28, 2004 Form 10-Q.

5. We note your disclosure that "there have been no significant changes in internal controls..." Please revise your disclosure to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c)
of Regulation S-B, as amended effective August 13, 2003. Please similarly revise your November 28, 2004 Form 10-Q.

Consolidated Financial Statements and Schedule - Page 16

Note 1. Summary of Significant Accounting Policies - Page 22

6. Please respond to the following comments regarding your inventories policies:

(A) Tell us and revise the notes to your financial statements in future filings to explain your accounting policies with respect to how you value inventories at the lower of cost or market and how you determine reserves for excess and obsolete inventories.
(B) Tell us and revise your discussion in future filings to disclose how often you perform you inventory valuation analysis.
(C) Tell us why you reduce your obsolescence allowance if actual or expected requirements are significantly greater than your established reserves. Cite the accounting literature you relied upon in concluding that it is appropriate to write-up inventory after it has been written down. Tell us the amounts of any write-ups in the periods presented and through the latest interim period.
(D) Supplementally quantify the remaining balance of inventory items previously written-down or written-off and tell us the significant components of that balance. In future filings please provide similar disclosure in MD&A as long as a significant balance of such items remains on hand. Disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for the period. Finally, disclose when and how you will dispose of the remaining items and/or the fact that you have no set timeline for the sale of scrapping of these items.
(E) With reference to Schedule II, please tell us and disclose in future filings the nature of the deductions and why you refer to these amounts as net. Also tell us the nature and status of the inventory written down. We note that you made no provision for this inventory in 2003 or 2004, the balance is still $409,249 as of August
29, 3004, and the reserve represents 31% of your gross inventory balance.

7. If material, please revise to your financial statements to reflect the adoption of SFAS 144, or tell us why no restatement is required.

8. Please respond to the following comments regarding your revenue recognition policies:

(A) Please tell us and disclose in future filings why you refer to net sales in your consolidated statements of income.
(B) Please tell us and disclose in future filings how you considered the criteria in SAB Topic 13.A.1 in your revenue recognition policy.
(C) Please tell us why you believe it is appropriate to only review your bad debt allowance at the end of each year. Cite the accounting literature upon which you relied.

Note 11. Goodwill and Intangible Assets - Page 29

9. Please respond to the following comments regarding your goodwill:

(A) Please tell us the nature of your organization costs. Tell us why these costs are properly capitalized. Cite the accounting literature upon which you relied.
(B) Please tell us and revise future filings to disclose how and when you assess the impairment of goodwill and how your accounting policies comply with SFAS 142, including paragraphs 19 - 22.
(C) Please tell us and disclose in future filings your number of reporting units. See paragraphs 30 - 31 of SFAS 142.
(D) We note that your market capitalization is significantly less than your net assets. Under paragraph 23 of SFAS 142, quoted market prices in active markets are the best evidence of fair value and should be used as the basis for measurement if available. Please tell us how you considered paragraph 23 of SFAS 142 and why. Tell us and disclose in future filings why, given this indication of impairment, that you believe your goodwill is not impaired. Tell us and disclose the significant assumptions used in your valuation.

Form 10-Q for the Quarterly Period Ended November 28, 2004

10. Please revise your future filings on Form 10-Q to respond to any applicable comments above related to your Form 10-K.

Management`s Discussion & Analysis of Financial Condition and
Results
of Operations - Page 9

11. Please tell us why you discuss certain prior year reclassifications in your critical accounting policies. Tell us the nature and amount of and reasons for the reclassifications.

12. Please tell us why you added revenue recognition to your critical accounting policies. We note that revenue recognition was not a critical accounting policy in your August 29, 2004 Form 10-K.

       As appropriate, please amend your (future filings) filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do n0t foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Any questions you may have regarding these comments may be directed to Louis Canant at (202) 942-1897 or to me at (202) 942-
2861.  You may also contact Daniel Gordon, Branch Chief, at (202)
942-2813.


								Sincerely,


		 Kaitlan Tillan
          								Accounting
Reviewer

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Mr. Michael J. Pudil, President & CEO
WSI Industries, Inc.
Page 6